Lanham & Lanham, LLC
A Professional Law Firm

28652 Oso Parkway	Telephone: (949) 858-6773
Suite D	Facsimile: (949) 858-6774
Rancho Santa Margarita, California 92688

May 29, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Bryan J. Pitko

RE:       Caribbean Pacific Marketing, Inc.
File No. 333—180008 (Form S-1/A3)

Dear Mr. Pitko:

The attached Amendment No. 3 to the above-referenced filing has been filed on EDGAR in response to your comments by the letter dated May 23, 2012.

With respect to the comments related to the Form S-1, please note the following amendments to that Registration, keyed to the numerated comments of your letter.

1.	We have clarified the term “services” with respect to legal and audit services, and replaced “services” with “products” with respect to the Company’s business operations.

2.	We have clarified the development status of the Company’s website and Internet sales program, and identified Sky Business Development LLC as the Company’s consultant.

3.	The requested correction has been made.

Thank you for your consideration.

Very truly yours,

/s/ Randall Lanham, Esq.

RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC